ORAGENICS



Corporate Presentation

Issuer Free Writing Prospectus
Filed pursuant to Rule 433 of Securities Act of 1933, as amended
Registration Statement on Form S-3 (Registration No. 333-269225)
January 16, 2024

January 2024
NYSE American: **OGEN**

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including without limitation statements regarding the ability of the Company to timely and successfully achieve the anticipated benefits of acquiring neurology assets from Odyssey Health, Inc. and the Company's future performance, business prospects, events and product development plans. These forward-looking statements are based on management's beliefs and assumptions and information currently available. The words "believe," "expect," "anticipate," "intend," "estimate," "project" and similar expressions that do not relate solely to historical matters identify forward-looking statements. Investors should be cautious in relying on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in any such forward-looking statements. These factors include, but are not limited to, the following: availability of cash on hand, or another alternative source of cash; the Company's ability to raise capital and obtain funding, non-dilutive or otherwise; the Company's ability to advance the development of its product candidates; the regulatory application process, including any meetings, decisions by regulatory authorities, such as the FDA and investigational review boards; favorable or unfavorable findings that effect meeting milestones of our product candidates; the Company's ability to obtain, maintain and enforce necessary patent and other intellectual property protection; the Company's expectations as to the outcome of preclinical studies and clinical trials, such as delays in regulatory review, interruptions to manufacturers and supply chains, adverse impacts on healthcare systems and disruption of the global economy; the potential benefits, effectiveness and safety of our product candidates; and general economic and market conditions and risks, as well as other uncertainties described in our filings with the U.S. Securities and Exchange Commission. All information set forth is as of the date hereof unless otherwise indicated. You should consider these factors in evaluating the forward-looking statements included and not place undue reliance on such statements. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by law.

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus supplement is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

At Oragenics, Nasal Drug Delivery is our Future

- We are investing in the future and have expanded our pipeline further into nasal drug delivery.
- ONP-002 is a first-in-class neurosteroid being developed for the treatment of moderate to severe concussion.
- Concussion is a significant unmet need – No therapeutic is currently available for the treatment of concussion.
- Phase IIa clinical studies are expected to start in 2Q-24 and be completed in 1Q-25.
- Systemic approaches often fail to efficiently supply the central nervous system with drugs for the treatment of neurological disorders, which presents an interesting opportunity for intranasal drug delivery.
- Nasal delivery offers many advantages over standard systemic delivery systems, such as:
  - Its non-invasive character.
  - A fast onset of action.
  - In many cases reduced side effects due to a more targeted delivery.[1]
- The global nasal drug delivery technology market is projected to grow to $112B by 2030.[2]

1. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7829061/
2. https://finance.yahoo.com/news/global-nasal-drug-delivery-technology-214500912.html

Concussion Landscape

- Concussion is a type of traumatic brain injury caused by a blow or bump to the head or violent shaking of the body and head.
- Common symptoms include nausea, headache, dizziness, fatigue, drowsiness, blurry vision, and ringing in the ears.
- Complications include post-concussion syndrome, vertigo, post-traumatic headaches, and second-impact syndrome.
- Protectthebrain.org reports that there are approximately 3.8 million concussions in the US annually that are sports-related alone. It is predicted that as high as 50% of all concussions go un-reported.[1]


Leading Causes of Traumatic Brain Injury
in the United States
47% Falls
15% Struck by or Against
8% Unknown
7% Other
14% Traffic Incidents
9% Assault

1. https://www.researchgate.net/publication/8928767_Unreported_Concussion_in_High_School_Football_Players

About Our Lead Program, ONP-002

- New chemical entity: Proprietary neurosteroid that reduces inflammation, oxidative stress and swelling in the brain.
- Nasal administration with novel device allows for fast and efficient delivery to the brain with less systemic exposure.
- ONP-002 is spray-dry manufactured into a powder and filled into the lightweight intranasal device.
- ONP-002 to date has been shown to be stable up to 104 degrees for 18-months, preventing need for cold-chain protocols in the field.
- Proven in-vivo and in vitro efficacy in animal and cell culture concussion models through molecular induction of anti-inflammatories, anti-oxidants, efflux fluid channels and cell debris transporters.
- Improvements post-concussion in animal behavior including memory, anxiety and sensory-motor performance.
- Phase I single and multiple ascending dose safety trials complete and well tolerated.
- Phase I studies show 90-fold safety margin compared to animal toxicology studies.

Proprietary Drug Delivery Method

- Intranasal (IN) administration allows rapid and direct accessibility to the brain.
- Allows patients to blow into device which closes the soft palate eliminating the flow of drug to the lungs or esophagus.
- Minimizes systemic exposure and side effects.
- Enhances dispersion to the superior nasal roof for direct olfactory nerve brain delivery via a novel double tube airflow system.
- Compact, lightweight, and easy to use.
- Full application submitted covering device and method of delivery for treatment of brain injury, USPTO pending.


Intranasal delivery device
Delivery method
SAMPLE: 3
SHOT: 1

The powder begins to expand at 1" from the end of the nozzle and becomes fully aerated around 5"

ONP-002's Mechanism of Action

- ONP-002 induces the Pregnane X Receptor (PXR).
- The PXR is an intracellular receptor found in brain cells.
- Engagement of ONP-002 with the PXR activates multiple gene response elements resulting in cell debris clean-up, concomitant with reduced inflammation, oxidative stress and cerebral edema.
- ONP-002 is lipophilic and can cross the blood-brain barrier.
- ONP-002 levels are extremely low (ng) in the circulation when given intranasally thereby reducing concerns for PXR-mediated drug (drug interactions outside the brain).
- ONP-002 is not a GABAergic compound, avoiding drug-induced sedative and withdrawal effects.



ONP-002's Pre-Clinical Summary

- In cell culture, ONP-002 has a positive effect on neuronal cell damage and death.
- In animal models, ONP-002 has positive effects on oxidative stress, swelling, cell clean-up, blood brain-barrier integrity and inflammation following brain-injury. n=6/group, $p<0.05$
- In animals, ONP-002 significantly improves short-term memory, sensory-motor performance and reduces depression and anxiety-like behaviors. All within 48-hrs of brain-injury. n=10/group, $p<0.05$
- IND-enabling and toxicology studies have shown ONP-002 to have a large safety margin. Studies show that ONP-002 has a safety margin over 90X its predicted efficacious dose.



TBI in the human brain
Dissection of real life TBI
Rotational acceleration
Focal impact /penetration
Global pressure waves
Focal
Rotational
Global
Modelling TBI in rodent brain
Using animal models for TBI each injury mechanism can be studied more selectively

ONP-002's Phase I Summary

- Phase I was designed to determine the safety profile of the drug in healthy human subjects.

- It was double-blinded, randomized and placebo controlled (3:1, drug:placebo).

- Forty human subjects (31 males, 9 females) were successfully enrolled in Phase I.

- Phase I used a Single Ascending/Multiple Ascending (SAD/MAD) drug administration design.

- The SAD component was a 1X treatment (low, medium, or high dose) and the MAD component was a 1X/day treatment for five consecutive days (low and medium dose).

- Blood and urine samples were collected at multiple time points for safety pharmacokinetics. Standard safety monitoring (AEs/SAEs) was provided for each body system.

- The Safety Review Board, made up of medical doctors, has reviewed the trial data and has determined the drug is safe and well tolerated at all dosing levels.

ONP-002's Planned Phase II Program

A Phase II clinical trial will be performed administering ONP-002 intranasally in concussed patients 2x a day for up to fourteen days. The Phase IIa feasibility study will be performed in AUS with a target initiation date in the second quarter of 2024 to be followed closely by a Phase IIb proof of concept study in the US following IND approval in the fourth quarter of 2024.

Planned Phase IIa Feasibility study

- n (40) – 20 patients per arm.
- Two arms – Low dose or placebo/High dose or placebo.
- Evaluating enrollment methods, safety and pharmacokinetics in concussed patients

Planned Phase IIb Proof of concept (POC) with Early Efficacy

- n (120) – 60 patients per arm.
- One arm receives placebo – One arm receives highest safe dose from feasibility study.
- POC measurements; blood biomarkers, neurocognitive and visual-vestibular measures, symptom severity and incidence of developing Post-Concussion Syndrome (PCS), time to return to normal activities.

Regulatory–Possible Scenarios for ONP-002

ONP-002 Regulatory Opportunities as an Unmet Medical Need

1. **Fast-Track -** Fast track is a process designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an **unmet medical need (concussion)**. The purpose is to get important new drugs to the patient earlier. Fast Track addresses a broad range of serious conditions.

2. **Breakthrough Therapy Designation** – an FDA process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy (**none for concussion**) on a clinically significant endpoint.

3. **Accelerated Approval -** The FDA instituted its Accelerated Approval Program to allow for earlier approval of drugs that treat serious conditions, and that fill an **unmet medical need (concussion)** based on a **surrogate endpoint**. A surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit.

ONP-002's Intellectual Property

New chemical entity IP filing– USPTO pending, approved Europe and Canada

- C-20 steroid compounds, composition and uses thereof to treat traumatic brain injury (TBI), including concussion.
- The invention relates to ONP-002 composition and methods of use thereof to treat, minimize and/or prevent traumatic brain injury (TBI), including severe TBI, moderate TBI, and mild TBI, including concussions.
- Patent expiration with max patent term extension – 9/17/2040
- Patent expiration with no patent term extension – 9/17/2035

Method of intranasal delivery and device components – USPTO pending

ONP-002's Expected Timeline



Submit Investigators Brochure and initiate Phase IIa in AUS
Initiate Phase IIb trial In US
Submit AUS IIa trial findings to FDA
Submit US IIb trial findings to FDA
Complete IND work and submit package to FDA
Open IND in US and select Phase IIb trial sites
Complete Phase IIa trial in AUS
Complete Phase IIb trial in US
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Phase IIa
Phase IIb

The Executive Team

Kimberly Murphy (CEO)
Joining the board in 2020, Kim Murphy possesses a wealth of vaccine industry knowledge and experience. Ms. Murphy served in a variety of vaccine-related leadership roles within GlaxoSmithKline plc (GSK). While with GSK, Ms. Murphy led the global influenza vaccine and pandemic preparedness businesses and was responsible for the strategic and prelaunch planning for multiple development-stage vaccines through commercialization. Earlier in her career, she worked in commercialization roles within Merck and Novartis Vaccines and Diagnostics Inc.

J. Michael Redmond (President)
Mr. Redmond has over 35 years experience in various commercial leadership positions with likes of, Abbott Laboratories KMC Medical Systems and Bioject Medical Technologies Inc. Mr. Redmond is currently the CEO of Odyssey Health, Inc. Mr. Redmond has joined the executive team at Oragenics as the President.

Janet Huffman (CFO)
Ms. Huffman joined Oragenics in March of 2023. Prior to joining Oragenics Ms. Huffman held other CFO, Executive Leadership, and Board Director positions with private and public market companies in the health care industry, her career in the health care industry spans over 15 years.

Christine M. Farrell (VP of Finance)
Ms. Farrell joined Odyssey in April 2019 and became Chief Financial Officer and Secretary in January 2021. Ms. Farrell was Vice President of Finance for Bioject Medical Technologies Inc., for over 15 years. Prior to joining Bioject, Ms. Farrell held multiple senior level accounting and financial management positions. Ms. Farrell has joined the Oragenics executive finance team.

The Scientific Team

Erik Emerson
Mr. Emerson has over 20 years of experience in commercial pharmaceutical leadership. Mr. Emerson has worked in sales, marketing, commercial and business development for organizations that include Mezzion Pharmaceuticals, Adhera therapeutics, XOMA ltd, Gilead Sciences and King Pharmaceuticals.

Greg Gironda
Mr. Gironda has over 30 years of pharmaceutical and biotechnology experience. Greg has held various strategic planning and business development roles at companies like King Pharmaceuticals, Labopharm, EMD Serono, Neura Therapeutik, and Genentech. Greg has built commercial infrastructures and processes for various biopharma companies and has overseen the advancement of multiple pharmaceutical products from conception to commercialization.

Jacob VanLandingham
Dr. VanLandingham has a Ph.D. in Neuroscience. He has over 20-years experience in behavioral and molecular models of brain injury. Dr. VanLandingham has experience in conducting clinical trials, developing drug formulations and working with brain injured patients. He is currently leading the clinical trial design and implementation for the treatment of concussion with ONP-002.

Pre-Offering Cap Table & Balance Sheet Data

Pre-Offering Cap Table	
Common Shares	3,080,693
Preferred Shares [1]	7,511,220
Options (WAEP: $18.83)	271,194
Warrants (WAEP: $79.04)	260,995

Balance Sheet Data	As of September 30, 2023
Cash and cash equivalents	$5,766,644
Total assets	$7,899,428
Total liabilities	$1,402,107
Total shareholders' equity	$6,497,321

1. The preferred shares do not have voting rights and are shown on an as converted to common basis. This includes 5,417,000 shares of Series A Convertible Preferred Stock, convertible into approximately 9,028 shares of Common Stock; 4,050,000 shares of Series B Convertible Preferred Stock, convertible into approximately 13,500 shares of Common Stock; and 7,488,692 shares of Series F Convertible Preferred Stock, convertible 1:1 to shares of Common Stock.

Investment Highlights

- Over 5mm annual concussion occurrences in the US territory alone, 69M worldwide.[1]
- Positive animal and cell culture model efficacy results.
- Sound safety data in animal and Phase 1 human studies.
- Phase IIa clinical studies are expected to start in 2Q-24 and be completed in 1Q-25.
- Phase IIb IND expected to open in 3Q-24.
- No currently approved or advanced development competition.
- Strong patent position with delivery device, method of use, method of preparation composition of matter and synthetic steps.



1. (Dewan et al., 2018)

For More Information:

Corporate:
Janet Huffman
Chief Financial Officer
813.286.7900 ext. 246
jhuffman@oragenics.com

Investors:
Tirth T. Patel
LHA Investor Relations
212.201.6614
tpatel@lhai.com

Oragenics, Inc.
4902 Eisenhower Blvd., Suite 125
Tampa, FL 33634
www.oragenics.com

NYSE American: **OGEN**